SECURITIES AND EXCHANGE COMMISSIONS

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15a-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2003

SCOTTISH POWER PLC

(Translation of Registrant’s Name Into English)

CORPORATE OFFICE, 1 ATLANTIC QUAY, GLASGOW, G2 8SP

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.) Form 20-F  ☒  Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.) Yes  ☐  No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .)

FORM 6-K: TABLE OF CONTENTS

1. Announcement of Scottish Power plc, dated June 17, 2003, regarding launch of subordinated perpetual convertible bond of up to US$575 million.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

/s/ Scottish Power plc
(Registrant)

Date	June 17, 2003	By:	/s/ Alan McCulloch
Alan McCulloch Assistant Company Secretary

17 June 2003

SCOTTISH POWER PLC LAUNCHES A SUBORDINATED PERPETUAL

CONVERTIBLE BOND OF UP TO US$575 MILLION

Scottish Power plc (“ScottishPower”) announced today the launch of an offering of up to US$575 million of subordinated perpetual convertible bonds (the “Bonds”) convertible into fully paid ordinary shares of ScottishPower (the “Offering”).

The Bonds are expected to bear a cash coupon of between 4.125 per cent and 4.625 per cent per annum. The conversion price is expected to be at a premium between 25 per cent and 30 per cent to the price of ScottishPower’s ordinary shares at the time of pricing.

The Bonds will be convertible into fully paid ordinary shares of ScottishPower at any time during their first eight years. Application will be made for the Bonds to be admitted to the Official list of the UK Listing Authority and to the London Stock Exchange’s market for listed securities.

The offer will close in the first week of July and the net cash proceeds will be used to finance the planned organic investment programme in ScottishPower’s businesses.

The Bonds will not be registered under the U.S Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.